MyTravel Group plc
Holiday House
Sandbrook Park
Sandbrook Way
Rochdale,
Lancashire OL11 1SA

t +44 (0) 1706 742000
www.mytravelgroup.com

20 February 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate [redacted]
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs

MYTRAVEL GROUP plc ("the Company")
FILE NUMBER: 82-5049

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company:-

1. makes or is required to make public pursuant to the laws of England and Wales;

2. distributes or is required to distribute to the holders of its securities; and

3. files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 16th of February 2007, the Company filed with the London Stock Exchange announcements regarding Notifications of Major Interests in Shares.

Very truly yours,

Karen Houlihan-Lane
Company Secretarial Assistant
MyTravel Group plc

Enclosures

AVS 202023
16/2/07

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

Lehman Brothers International (Europe)

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not supplied

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

30p Ordinary shares

10. Date of transaction

13 February 2007

11. Date company informed

15 February 2007

12. Total holding following this notification

31,661,007 30p ordinary shares

13. Total percentage holding of issued class following this notification

6.86% of the 30p ordinary shares

14. Any additional information

15. Name of contact and telephone number for queries

Mike Vaux - +44 (0)1706 74 6142

16. Name and signature of authorised company official responsible for making this notification

Mike Vaux, Assistant Group Company Secretary

Date of notification

16 February 2007

Financial Services Authority

FSA

-2345
SIMC

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached[ii]:	MyTravel Group Plc

2. Reason for the notification (please tick the appropriate box or boxes)

An acquisition or disposal of voting rights	☒
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	☐
An event changing the breakdown of voting rights	☐
Other (please specify):______	☐

3. Full name of person(s) subject to the notification obligation[iii]:	Lehman Brothers International (Europe)
4. Full name of shareholder(s) (if different from 3.)[iv]:	N/A
5. Date of the transaction (and date on which the threshold is crossed or reached if different)[v]:	13/02/07
6. Date on which issuer notified:	15/02/07
7. Threshold(s) that is/are crossed or reached:	6%
8. Notified details:	N/A

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction [vi]		Resulting situation after the triggering transaction [vii]				
	Number of Shares	Number of Voting Rights [viii]	Number of shares	Number of voting rights [ix]		% of voting rights	
			Direct	Direct [x]	Indirect [xi]	Direct	Indirect
GB00B06BLS41	32,479,716	32,479,716	31,661,007	31,661,007	N/A	6.87%	N/A

B: Financial Instruments

Resulting situation after the triggering transaction [xii]				
Type of financial instrument	Expiration date [xiii]	Exercise/ Conversion Period/ Date [xiv]	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
N/A				

Total (A+B)

Number of voting rights	% of voting rights
31,661,007	6.87%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable [xv]**:**
N/A

Proxy Voting:	
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	N/A
14. Contact name:	Tara O'Hagan
15. Contact telephone number:	+44 (0)20 7102 1832

ANNEX: NOTIFICATION OF MAJOR INTERESTS IN SHARES [xvi]

A: Identity of the person or legal entity subject to the notification obligation	
Full name (including legal form for legal entities)	MyTravel Group Plc
Contact address (registered office for legal entities)	Holiday House, Sandbrook Park, Sandbrook Way, Rochdale Lancashire OL11 1SA
Phone number	+44 170.674.2000
Other useful information (at least legal representative for legal persons)	

B: Identity of the notifier, if applicable [xvii]	
Full name	Lehman Brothers International (Europe)
Contact address	25 Bank Street London E14 5LE
Phone number	+44 (0)20 7102 1000
Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation)	Position_disclosures@lehman.com

C: Additional information
N/A

16/2/07

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

Standard Life Investments Ltd

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Not supplied

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Vidacos Nominees

5. Number of shares / amount of stock acquired

3,352,703 shares

6. Percentage of issued class

0.73%

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

30p ordinary shares

10. Date of transaction

14 February 2007

11. Date company informed

15 February 2007

12. Total holding following this notification

70,326,087

13. Total percentage holding of issued class following this notification

15.23%

14. Any additional information

15. Name of contact and telephone number for queries

Mike Vaux +44 1706 74 6142

16. Name and signature of authorised company official responsible for making this notification

Mike Vaux, Assistant Group Company Secretary

Date of notification

16 February 2007

Facsimile

To:	**Greg J McMahon** **Company Secretary** **MyTravel Group Plc** **Parkway One** **300 Princess Road** **Manchester** **M14 7QU**	**Tel:** **Fax:**	~~(0161) 232 0000~~ ~~(0161) 232 0524~~ 01706 742 204

From:	Transaction Control Citigroup 1 Greenside Row EDINBURGH EH1 3AJ	**Tel:** **Fax:**	(0131) 524 2841 (0131) 524 2920

Date: 15 February 2007

Re: DISCLOSURE UNDER CHAPTER 5 OF THE DISCLOSURE TRANSPARENCY RULES

Dear Sir,

Please find following a notification of major interests in shares.

Yours faithfully,

Transaction Control Authorised Signatory

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	**MyTravel Group Plc**

2. Reason for the notification (please tick the appropriate box or boxes)	
An acquisition or disposal of voting rights	☒
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	☐
An event changing the breakdown of voting rights	☐
Other (please specify):	☐

3. Full name of person(s) subject to the notification obligation:	**Standard Life Investments Ltd**
4. Full name of shareholder(s) (if different from 3.):	**Vidacos Nominees**
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	**14 February 2007**
6. Date on which issuer notified:	**15 February 2007**
7. Threshold(s) that *is/are crossed or reached*:	**Total holding increased above 15% boundary.**
8. Notified details:	**Standard Life Investments Ltd acquired 3,352,703 shares.**

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN code	GB00B06BLB41

Situation prior to the triggering transaction

Number of shares	Number of voting rights
66,973,384	66,973,384

Resulting situation after the triggering transaction

Number of shares	Number of voting rights		% of voting rights	
Direct	Direct	Indirect	Direct	Indirect
40,246,942	40,246,942	30,079,145	8.728%	6.522%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/Conversion Period/Date	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
70,326,087	15.250%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:	
Standard Life Investments Ltd	

Proxy Voting:

10. Name of the proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	
14. Contact name:	**Greg J McMahon, Company Secretary**
15. Contact telephone number:	**(0161) 232 0066**

ANNEX NOTIFICATION OF MAJOR INTERESTS IN SHARES

A: Identity of the person or legal entity subject to the notification obligation	
Full name (including legal form for legal entities)	**Standard Life Investments Ltd**
Contact address (registered office for legal entities)	**Investment House 1 George Street EDINBURGH EH2 2LL**
Phone number	**(0131) 225 2345**
Other useful information (at least legal representative for legal persons)	

B: Identity of the notifier, if applicable	
Full name	**Citigroup Global Transaction Services**
Contact address	**1 Greenside Row EDINBURGH EH1 3AJ**
Phone number	**(0131) 524 2841**
Other useful information (e.g., functional relationship with the person or legal entity subject to the notification obligation)	

C: Additional Information

END